

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 5, 2010

Mr. Donald M. Prest
Chief Financial Officer
Omnicity Corp.
807 South State Rd. 3
Rushville, IN 46173

> **Re: Omnicity Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed on October 23, 2009**
> **Form 10-Q for the Quarterly Period Ended October 31, 2009**
> **Filed on December 21, 2009**
> **File No. 000-52827**

Dear Mr. Prest:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Donald M. Prest
Omnicity Corp.
January 5, 2010
Page 2

Form 10-K for Fiscal Year Ended July 31, 2009

Risk Factors, page 12

Our common stock will be subject to the "Penny Stock" Rules of the SEC…, page 14

1.   Revise this risk factor to clarify that your common stock is currently quoted on the OTC Bulletin Board and indicate whether your common stock is currently subject to penny stock requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.   We note your disclosure that you are dependent on leases and agreements for wireless transmission rights and high-speed return path access. Please further describe the material terms of these agreements and file them as exhibits to your registration statement.

Operational Expenses, page 19

3.   We note that you have an exclusive partnership with Service Concepts. Please revise to describe the material terms of your agreement and file any material agreements as exhibits to your registration statement.

4.   Please discuss the material terms of your Master Lease Agreement and the various sale-leaseback transactions you have engaged in under this agreement.

Liquidity and Capital Resources, page 20

5.   Please revise this section to discuss the material terms of your debt. File all material debt agreements as exhibits.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 27

6.   Please ask your auditors, BGBC Partners, LLC, to revise their audit report to include the location (city and state) of the audit firm.

Consolidated Statements of Operations, page 29

7.   Please revise to include all operating costs that relate to operations, such as stock based compensation and depreciation and amortization, in operating expenses versus other income (expense). Such amounts should always be included in the total for "loss from operations."

2. Summary of Significant Accounting Policies, page 32

Property and Equipment, page 33

8.   With respect to your accounting under SFAS 51, please address the following:

- Tell us why you believe you are within the scope of SFAS 51.
- We note that you capitalize construction costs which include applicable indirect costs. Please tell us the nature of these costs and why you believe it is appropriate to capitalize such costs.
- Tell us why you believe that it is appropriate to utilize standard costing rather than actual. Refer to your basis in the accounting literature. Also, tell us how you account for any variances between standard and actual.
- Tell us which costs on page 34 are related to the main cable television plant and why you have not assigned one useful life to the cable television plant. Refer to SFAS 51.

5. Acquisition of Assets page 38

9.   We note your statement that pursuant to asset purchase agreements completed between March 2009 and July 31, 2009, you acquired tower and network infrastructures, wireless tower and customer premise equipment and customers' relationships of wireless internet service providers. Please:

- Tell us your accounting for each of these transactions. If you are accounting for these transactions as business combinations, please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.
- File audited financial statements for these business acquisitions or tell us why they are not required. Refer to Rule 8-04 of Regulation S-X.
- Also file pro forma financial statements required by Rule 8-05 of Regulation S-X.

11. Warrants, page 43

    10.   We note your disclosure that on February 17, 2009 and March 27, 2009 you received $489,368 pursuant to two sale leaseback schedules completed and you were obligated to provide the lessor warrant coverage of 30%. The Company recorded $126,907 as a derivative liability and financing expense. You also have similar disclosure at the bottom of F-18 stating on "July 9 and July 14, 2009, pursuant to the Agreements, the Company received $260,381 pursuant to two sale leaseback schedules completed and is obligated to provide the lessor 30% warrant coverage. The Company recorded $63,132 as a derivative liability and financing expense." In this regard:

- Tell us how the cash received for these transactions reconciles to your Note 5 on page 38. In Note 5, it appears that you received $689,368 from sale leaseback of acquired equipment.
- Please disclose to whom the warrants were issued and why they are accounted for as a financing expense.
- Tell us why the warrant issuance is accounted for as a derivative. Refer to your basis in accounting literature.
- In addition, please provide the disclosure required under ASC 815-10-50 for derivative instruments.

    11.   We refer to your disclosure, "Pursuant to $0.35 Unit and Unit for Debt Private Placement Subscription Agreements there are 1,303,695 common share purchase warrants outstanding exercisable at $0.50 per common share." Tell us your accounting for these warrants. Refer to your basis in accounting literature.

15. Restatement of Prior Periods due to Correction, page 46

    12.   With regard to your restatement, please disclose more specific detail regarding the errors and how the errors were corrected. Provide the gross journal entries recorded for each error. In addition, please ask your auditors, BGBC Partners, LLC, why their audit opinion was not re-issued as a result of the re-statement.

Certain Relationships and Related Transactions and Director Independence, page 53

    13.   Disclose the dates of all of the transactions disclosed in this section and file the relevant agreements as exhibits.

Item 15. Exhibits, page 56

    14.   Please amend your Form 10-K to file all material agreements as exhibits pursuant to Regulation S-K Item 601. For example, in addition to the agreements noted in comments above, please file the Master Lease Agreement facility discussed in the

notes to your financial statements. Also file as exhibits the asset purchase agreements with NDWave, Inc., Forepoints Networks Inc., Cue Connex, North Central Communications and Rushville Internet Services, LLC disclosed on page 7.

Form 10-Q for the Quarterly Period Ended October 31, 2009

6. Acquisition of Assets, page 10

15.   Tell us in detail your accounting for the RIS transaction. If you are accounting for this transaction as a business combination, please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

11. Common Stock, page 12

16.   We note that you reversed an expense and prepaid expense with an offset to additional paid in capital related to an agreement with Onyx Consulting Group, LLC. Tell us in detail how you accounted for this transaction and its reversal. Also, tell us how this transaction affected your consolidated statement of income and why you believe you can reverse an expense related to this transaction. Refer to your basis in accounting literature.

17.   We note "on August 18, 2009, pursuant to two completed Asset Purchase Agreements, the Company issued 229,855 restricted common shares of the Company at an average fair value of $0.71 per common share, totaling $164,000, to acquire tower infrastructures, wireless equipment and customer relationships." Tell us in detail your accounting for these transactions. If you are accounting for these transactions as business combinations, please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

15. Subsequent Events, page 14

18.   We refer to your disclosure that you have "issued to a director a total of 4,000,000 units and issued to private investors a total of 278,840 units, all at $0.35 per unit pursuant to subscriptions of $1,497,584 received as at October 31, 2009……..as to 2,000,000 warrants and November 13, 2011 as to 139,420 warrants." Tell us your accounting for these transactions and these warrants. Refer to your basis in accounting literature.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas Deutsch, Esq., Lang Michener LLP
    via Facsimile (604) 893-2679